RECEIVED
-2 P 4:29

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

08000019

Ref : BC/CPP/100/07

BY AIRMAIL

4th December, 2007

SUPPL

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

RECEIVED
2008 JAN -2 P 1: 20

File No. 82-3260

Annex A to Letter to the SEC
dated 4th December, 2007 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Announcement in relation to the connected transactions regarding the capital contribution and formation of a new joint venture company
   Date : 3rd December, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Notification Announcement in relation to the connected transactions regarding the capital contribution and formation of a new joint venture company
   Date : 3rd December, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONNECTED TRANSACTIONS
CAPITAL CONTRIBUTION
AND
FORMATION OF A NEW JOINT VENTURE COMPANY

Capital Contribution

On 3 December 2007, CT Quanzhou, a wholly-owned subsidiary of the Company, entered into the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement with Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei, pursuant to which, the parties have conditionally agreed to (i) increase the registered capital of the JV Company, a subsidiary of the Company, by RMB36,000,000 (approximately HK$37,440,000) from RMB45,750,000 (approximately HK$47,580,000) to RMB81,750,000 (approximately HK$85,020,000); and (ii) increase the total investment of the JV Company by RMB118,500,000 (approximately HK$123,240,000) from RMB81,500,000 (approximately HK$84,760,000) to RMB200,000,000 (approximately HK$208,000,000).

According to the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement, CT Quanzhou (which is currently interested in a 55% equity interest in the JV Company) will maintain its capital contribution, but not make any additional contribution whereas Quanzhou L-Lysine Factory, Fujian Feedmill and Zhong Gu Feedmill (each of which is to the best knowledge of the Directors is an Independent Third Party). CT Feedmill (a non-wholly owned subsidiary of the Company which is also a connected person of the Company for Listing Rules purposes), CT Xiamen, CT Neimenggu and CT Hubei (each of which is a wholly-owned subsidiary of the Company) will contribute RMB7,200,000 (approximately HK$7,488,000), RMB5,400,000 (approximately HK$5,616,000), RMB3,600,000 (approximately HK$3,744,000), RMB10,729,614.71 (approximately HK$11,158,799.30), RMB5,703,326.46 (approximately HK$5,931,459.52), RMB1,667,058.83 (approximately HK$1,733,741.18) and RMB1,700,000 (approximately HK$1,768,000) respectively to the registered capital of the JV Company.

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in 33.6% in aggregate of the issued share capital of CT Feedmill (with the balance of 66.4% held by a wholly-owned subsidiary of the Company). Accordingly, CT Feedmill is an associate of the Chearavanont Shareholders and therefore is a connected

person of the Company for the purposes of the Listing Rules. Given that the JV Company is a subsidiary of the Company, the entering into of the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement in relation to the capital contribution by (amongst others) CT Feedmill to the JV Company constitutes a connected transaction for the Company under Rule 14A.32 of the Listing Rules.

As each of the percentage ratios in respect of the capital contribution by CT Feedmill to the JV Company is less than 2.5%, the transaction contemplated therein is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from independent shareholders' approval.

Formation of a New JV Company

On 3 December 2007, the Company through its wholly-owned subsidiary, Chia Tai (China), entered into the New JV Agreement and the New JV Articles with Chengdu Zhong Ji Investment for the establishment of the New JV Company, which will principally be engaged in the production and sale of animal feed, poultry, swine and aqua products.

The New JV Company will be owned as to 20% by Chengdu Zhong Ji Investment and as to 80% by Chia Tai (China) upon establishment. The registered capital of the New JV Company will be RMB20,000,000 (approximately HK$20,800,000) which will be contributed as to RMB4,000,000 (approximately HK$4,160,000) by Chengdu Zhong Ji Investment and as to RMB16,000,000 (approximately HK$16,640,000) by Chia Tai (China), in proportion to their respective equity interests in the New JV Company. Each of the JV Parties will contribute its share of the registered capital in cash.

Chengdu Zhong Ji Investment is a wholly-owned subsidiary of Chengdu Modern Agriculture. As Chengdu Modern Agriculture is a substantial shareholder of Chengdu CT, which is a non-wholly owned subsidiary of the Company, Chengdu Modern Agriculture is a connected person of the Company under the Listing Rules. Accordingly, the establishment of the New JV Company between a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Chengdu Modern Agriculture constitutes a connected transaction of the Company. As the relevant percentage ratios under Chapter 14A of the Listing Rules represented by Chia Tai (China)'s proposed contribution to the New JV Company's registered capital are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from independent shareholders' approval.

SUPPLEMENTAL AGREEMENT TO THE ARTICLES, THE AMENDED JV CONTRACT AND THE AMENDED CAPITAL INCREASE AGREEMENT

Date: 3 December 2007

Parties:

(i) CT Quanzhou;

(ii) Quanzhou L-Lysine Factory;

(iii) Fujian Feedmill;

(iv) Zhong Gu Feedmill;

(v) CT Feedmill;

(vi) CT Xiamen;

(vii) CT Neimenggu; and

(viii) CT Hubei.

Capital Contribution to the JV Company

The existing registered capital of the JV Company is RMB45,750,000 (approximately HK$47,580,000) and is owned as to 55% by CT Quanzhou, a wholly-owned subsidiary of the Company, and as to 20%, 15% and 10% respectively by Quanzhou L-Lysine Factory, Fujian Feedmill and Zhong Gu Feedmill. Each of CT Feedmill (which, as explained under "Listing Rules Implications" below, is a non-wholly owned subsidiary of the Company and a connected person of the Company), CT Xiamen, CT Neimenggu and CT Hubei (each being a wholly-owned subsidiary of the Company) currently has no interest in the JV Company. Pursuant to the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement, the parties have conditionally agreed to (i) increase the registered capital of the JV Company, which is currently a 55% owned (through CT Quanzhou) subsidiary of the Company, by RMB36,000,000 (approximately HK$37,440,000) from RMB45,750,000 (approximately HK$47,580,000) to RMB81,750,000 (approximately HK$85,020,000); and (ii) increase the total investment of the JV Company by RMB118,500,000 (approximately HK$123,240,000) from RMB81,500,000 (approximately HK$84,760,000) to RMB200,000,000 (approximately HK$208,000,000).

According to the terms of the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement, CT Quanzhou will maintain its capital contribution, but not make any additional contribution whereas Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei will contribute RMB7,200,000 (approximately HK$7,488,000), RMB5,400,000 (approximately HK$5,616,000), RMB3,600,000 (approximately HK$3,744,000), RMB10,729,614.71 (approximately HK$11,158,799.30), RMB5,703,326.46 (approximately HK$5,931,459.52), RMB1,667,058.83 (approximately HK$1,733,741.18) and RMB1,700,000 (approximately HK$1,768,000) respectively to the registered capital of the JV Company in cash within 30 days from the effective date of the Capital Contributions.

Save for the capital contribution mentioned above, each of Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei is not required to make any other capital contribution (including cash contribution) to the JV Company. The additional registered capital will be contributed by (i) the existing equity holders of the JV Company (except for CT Quanzhou) in proportion to their respective equity interests in the JV Company; and (ii) as to the proportion represented by CT Quanzhou's existing equity interest in the JV Company, by CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei. The amount of contribution was agreed by commercial negotiations between the relevant parties on an arm's length basis.

Upon completion of the capital increase, the registered capital of the JV Company will be increased from RMB45,750,000 (approximately HK$47,580,000) to RMB81,750,000 (approximately HK$85,020,000), which will be owned as to 30.78%, 6.98%, 2.04% and 2.08% respectively by CT Quanzhou, CT Xiamen, CT Neimenggu and CT Hubei (each of which is a wholly-owned subsidiary of the Company), as to 13.12% by CT Feedmill (a non-wholly owned subsidiary and a connected person of the Company), and as to 20%, 15% and 10% respectively by Quanzhou L-Lysine Factory, Fujian Feedmill and Zhong Gu Feedmill (each of which is an Independent Third Party). Accordingly, the effective interest held by the Group in the JV Company will be reduced to 50.59% but the JV Company will continue to be accounted for and consolidated in the audited consolidated accounts of the Company as a subsidiary.

The following is the table of comparison on the registered capital and equity interest of the equity holders before and after Capital Contribution:

Equity Holder	**Before Capital Contribution**		**After Capital Contribution**	
	Registered Capital *(RMB)*	**Equity Interest**	**Registered Capital** *(RMB)*	**Equity Interest**
Quanzhou L-Lysine Factory	9,151,000	20%	16,351,000	20%
Fujian Feedmill	6,863,000	15%	12,263,000	15%
Zhong Gu Feedmill	4,576,000	10%	8,176,000	10%
CT Quanzhou	25,160,000	55%	25,160,000	30.78%
CT Feedmill	–	–	10,729,614.71	13.12%
CT Xiamen	–	–	5,703,326.46	6.98%
CT Neimenggu	–	–	1,667,058.83	2.04%
CT Hubei	–	–	1,700,000	2.08%
Total:	45,750,000	100%	81,750,000	100%

Condition

The Capital Contribution shall take effect upon all necessary approvals from the relevant PRC authorities of the transactions contemplated in the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement having been obtained. There is no long stop date provided in the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement.

Board composition of the JV Company

The board of directors of the JV Company currently comprises seven (7) directors of whom four (4) have been appointed by CT Quanzhou and one (1) by each of Quanzhou L-Lysine Factory, Fujian Feedmill and Zhong Gu Feedmill. Upon completion of the Capital Contribution, the board composition of the JV Company will remain unchanged and none of CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei has the right to appoint any director on the board of directors of the JV Company.

Information on the JV Company

The JV Company was established in the PRC on 7 July 1989 as a limited liability company. The registered capital of the JV Company is RMB45,750,000 (approximately HK$47,580,000). The JV Company is owned as to 55% by CT Quanzhou, 20% by Quanzhou L-Lysine Factory, 15% by Fujian Feedmill and 10% by Zhong Gu Feedmill. The JV Company is principally engaged in the manufacturing and distribution of L-Lysine, one of the biochemical products produced by the Group.

The table below sets out selected financial information on the JV Company based on its audited accounts (prepared in accordance with the PRC accounting standards) for the two years ended 31 December 2006:

	Year ended 31 December 2005 *RMB'000*	**Year ended 31 December 2006** *RMB'000*
Turnover	73,703	16,321
Loss before taxation	21,597	17,724
Taxation	–	–
Loss after taxation	21,597	17,724

The net tangible asset value of the JV Company as at 31 December 2006 was RMB131,158,000 (approximately HK$136,404,320) (based on the audited accounts prepared in accordance with the PRC accounting standards).

THE NEW JV AGREEMENT AND THE NEW JV ARTICLES

Date: 3 December 2007

Parties:

(i) Chia Tai (China); and

(ii) Chengdu Zhong Ji Investment.

Principal terms:

Purpose of the New JV Company

Pursuant to the terms and conditions of the New JV Agreement, the JV Parties have agreed to set up the New JV Company in Leshan City, Sichuan Province, PRC. The New JV Company, which is expected to commence operations in January, 2008 will focus on the production and sale of animal feed as well as poultry, swine and aqua products in Leshan City, Sichuan Province, PRC.

Total investment amount, registered capital and capital contribution

The New JV Company will be owned as to 20% by Chengdu Zhong Ji Investment and as to 80% by Chia Tai (China) upon establishment. Upon completion, the New JV Company will become a subsidiary of the Group and its financial results will be consolidated in the audited consolidated accounts of the Company.

The total investment amount of the New JV Company will be RMB28,000,000 (approximately HK$29,120,000) and its registered capital will be RMB20,000,000 (approximately HK$20,800,000) which will be contributed as to RMB4,000,000 (approximately HK$4,160,000) by Chengdu Zhong Ji Investment and RMB16,000,000 (approximately HK$16,640,000) by Chia Tai (China), in proportion to their respective equity interests in the New JV Company. Chia Tai (China)'s contribution to the registered capital of the New JV Company shall be funded through the Group's internal resources.

The JV Parties have agreed that the difference between the total investment amount and the registered capital will be financed, where required, by the New JV Company's corporate borrowings or other financing arrangements. The Group has no other capital commitment in connection with the establishment of the New JV Company in addition to the obligation to contribute its share of the registered capital to provide any guarantee for the New JV Company's financing arrangements. The Company will comply with the Listing Rules if it provides any guarantee for any such financing arrangements.

Each of the JV Parties will contribute its share of the registered capital in cash. Pursuant to the New JV Agreement, each of the JV Parties is required to contribute 50% of its share of the registered capital to the New JV Company within 30 days from the date of approval of the issuance of the business licence of the New JV Company and to contribute the remaining in full within six months from the date of issuance of the business licence of the New JV Company.

Term of the New JV Company

The New JV Company shall have a term of 60 years from the date of the issuance of its business licence. Upon approval by all directors of the New JV Company, the New JV Company may apply to the relevant governmental body to extend the business licence.

Board composition

The board of directors of the New JV Company will comprise six (6) directors. Chia Tai (China) and Chengdu Zhong Ji Investment shall be entitled to appoint four (4) and two (2) directors, respectively.

Profit sharing

Each of the JV Parties will be entitled to share the profits of the New JV Company in proportion to their respective equity interests in the New JV Company.

Transfer of interests in the New JV Company

Neither one of the JV Parties may transfer its equity interests in the New JV Company without the prior consent from the other JV Party. If either of the JV Parties wishes to sell its equity interests in the New JV Company to a third party, the other JV Party has the right of pre-emption to purchase such equity interests on no less favorable terms.

Conditions precedent

The New JV Agreement will not come into effect until the following conditions have been fulfilled:

(a) all necessary approvals, processes, and/or authorizations for the implementation of the transactions contemplated under the New JV Agreement having been obtained by the JV Parties; and

(b) the approval(s) from the Ministry of Commerce of the PRC or its delegated authority in relation to the transactions contemplated under the New JV Agreement having been obtained.

No provision is contained in the New JV Agreement which specifies the latest time for the fulfillment of the above conditions. The Directors currently expect that completion of the New JV Agreement will take place within six months from the date of the New JV Agreement.

Should any of the conditions not be fulfilled and completion of the New JV Agreement not take place, the New JV Agreement will not be effective and the Company will not have any liability or obligation thereunder except the payment of its proportionate share of the expenses relating to the formation of the New JV Company.

REASONS FOR THE CAPITAL CONTRIBUTION AND THE FORMATION OF THE NEW JV COMPANY

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

In light of the capital requirements for the production and operations as well as the needs for business development of the JV Company, the board of directors of the JV Company resolved to increase the registered capital to RMB81,750,000 (approximately HK$85,020,000). Each of the existing equity holders of the JV Company (except CT Quanzhou) have agreed to contribute the additional registered capital of the JV Company on a pro-rata basis and the three wholly-owned subsidiaries of the Company and the non-wholly owned subsidiary of the Company arranged by CT Quanzhou, have also agreed to contribute the additional registered capital of the JV Company. CT Feedmill is engaged in the production and sale of animal feed business through its jointly-controlled entities established in the PRC. The Capital Contribution would provide an opportunity for CT Feedmill to invest in complementary business which would enhance synergy effect.

The Board considers that the establishment of the New JV Company will enable the Group to enhance its agribusiness network to Leshan City while reducing logistics cost and therefore it could bring in long-term benefits to the Group.

The Directors (including the independent non-executive Directors) consider the terms of the Supplemental Agreement to the Articles, the Amended JV Contract, the Amended Capital Increase Agreement, the New JV Agreement and the New JV Articles are on normal commercial terms, fair and reasonable and in the overall best interest of the Company and its shareholders.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Chearavanont Shareholders, through CPG, a company in which they have a combined 51.31% shareholding interest, are interested in 33.6% in aggregate of the issued share capital of CT Feedmill. Accordingly, CT Feedmill is an associate of the Chearavanont Shareholders and therefore is a connected person of the Company for the purposes of the Listing Rules. Given that the JV Company is a subsidiary of the Company, the entering into of the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement, in relation to the capital contribution by (amongst others) CT Feedmill to the JV Company constitutes a connected transaction for the Company under Rule 14A.32 of the Listing Rules.

As each of the percentage ratios in respect of the capital contribution by CT Feedmill to the JV Company is less than 2.5%, the transaction contemplated therein is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from independent shareholders' approval.

Chengdu Zhong Ji Investment is a wholly-owned subsidiary of Chengdu Modern Agriculture. As Chengdu Modern Agriculture is a substantial shareholder of Chengdu CT, which is a non-wholly owned subsidiary of the Company, Chengdu Modern Agriculture is a connected person of the Company under the Listing Rules. Accordingly, the establishment of the New JV Company between a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Chengdu Modern Agriculture constitutes a connected transaction of the Company. As the relevant percentage ratios under Chapter 14A of the Listing Rules represented by Chia Tai (China)'s proposed contribution to the New JV Company's registered capital are less than 2.5%, the transaction falls under within the provision under Rule 14A.32(1) of the Listing Rules and is subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from independent shareholders' approval.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Amended Capital Increase Agreement"	the capital increase agreement of the JV Company dated 3 December 2007 entered into between CT Quanzhou, Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei
"Amended JV Contract"	The amended joint venture contract of the JV Company dated 3 December 2007 entered into between CT Quanzhou, Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors

"Capital Contribution"	the contribution of a total amount of RMB36,000,000 (approximately HK$37,440,000) by Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei respectively to the registered capital of the JV Company pursuant to the Supplemental Agreement to the Articles, the Amended JV Contract and the Amended Capital Increase Agreement
"Chearavanont Shareholders"	four members of the Chearavanont family, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company
"Chengdu CT"	成都正大有限公司 (Chengdu Chia Tai Co., Ltd.), a company established in the PRC, which is owned as to 70% by Chia Tai (China) and as to 30% by Chengdu Modern Agriculture and is principally engaged in the production and sale of animal feed and chickens
"Chengdu Modern Agriculture"	成都市現代農業發展投資有限公司 Chengdu Modern Agriculture Development Investment Company Limited (formerly known as 成都中際(集團)實業有限公司 (Chengdu Zhong Ji (Group) Industrial Company Limited)), a state-owned enterprise established in the PRC and is principally engaged in investment holding
"Chengdu Zhong Ji Investment"	成都中際投資有限公司 (Chengdu Zhong Ji Investment Company Limited), a company established in the PRC, which is wholly-owned by Chengdu Modern Agriculture and is principally engaged in investment holding
"Chia Tai (China)"	正大(中國)投資有限公司 (Chia Tai (China) Investment Co., Ltd.), a company established in the PRC, which is a wholly-owned subsidiary of the Company and is principally engaged in investment holding and trading
"connected person"	has the meaning ascribed to it under the Listing Rules
"CPG"	Charoen Pokphand Group Company Limited, a company duly organized and existing under the laws of the Kingdom of Thailand and owned as to 51.31% by the Chearavanont Shareholders
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43

"CT Feedmill"	Chia Tai Feedmill Company Limited (正大飼料有限公司), a company incorporated in Hong Kong on 7 September 1984, which is owned as to 33.6% by CPG and 66.4% by a wholly-owned subsidiary of the Company and principally engaged in investment holding
"CT Hubei"	Chia Tai Hubei Company Limited (正大湖北有限公司), a company incorporated in Hong Kong on 3 March 1992, which is indirectly wholly-owned by the Company and principally engaged in investment holding
"CT Neimenggu"	Chia Tai Neimenggu Company Limited (正大內蒙古有限公司), a company incorporated in Hong Kong on 7 September 1993, which is indirectly wholly-owned by the Company and principally engaged in investment holding
"CT Quanzhou"	Chia Tai Quanzhou Company Limited (正大泉州有限公司), a limited liability company incorporated in Hong Kong on 24 February 1989, which is indirectly wholly-owned by the Company and principally engaged in investment holding
"CT Xiamen"	Chia Tai Xiamen Company Limited (正大廈門有限公司), a company incorporated in Hong Kong on 13 December 1988, which is indirectly wholly-owned by the Company and principally engaged in investment holding
"Directors"	the directors of the Company
"Fujian Feedmill"	福建省飼料工業公司 (Fujian Province Feedmill Industrial Company), a company established in the PRC, which to the best knowledge of the Directors is an Independent Third Party
"Group"	the Company and its subsidiaries from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	an independent person not connected with the Group or any of the directors, chief executives, substantial shareholders of the Company or any of its subsidiaries or any of their respective associates
"JV Company"	泉州大泉賴氨酸有限公司 (Quanzhou Daquan L-Lysine Company Limited), a limited liability company incorporated in the PRC on 7 July 1989, which is currently owned as to 55%, 20%, 15% and 10% by CT Quanzhou, Quanzhou L-Lysine Factory, Fujian Feedmill and Zhong Gu Feedmill respectively

"JV Parties"	Chia Tai (China) and Chengdu Zhong Ji Investment
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New JV Agreement"	the joint venture agreement dated 3 December 2007 entered into between Chia Tai (China) and Chengdu Zhong Ji Investment for the establishment of the New JV Company
"New JV Articles"	the articles of association of the New JV Company relating to the New JV Agreement
"New JV Company"	the sino-foreign equity joint venture company to be established in the PRC pursuant to the New JV Agreement and the New JV Articles, with the proposed name of 樂山正大農業科技有限公司 (Leshan Chia Tai Agriculture Technological Co., Ltd.)
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Quanzhou L-Lysine Factory"	泉州賴氨酸廠 (Quanzhou L-Lysine Factory), a company established in the PRC, which is to the best knowledge of the Directors is an Independent Third Party
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed thereto under the Companies Ordinance (Chapter 32, Laws of Hong Kong)
"Supplemental Agreement to the Articles"	the supplemental agreement entered into in relation to the articles of association of the JV Company dated 3 December 2007 entered into between CT Quanzhou, Quanzhou L-Lysine Factory, Fujian Feedmill, Zhong Gu Feedmill, CT Feedmill, CT Xiamen, CT Neimenggu and CT Hubei
"Zhong Gu Feedmill"	中谷集團飼料有限公司 (Zhong Gu Group Feedmill Company Limited), a company established in the PRC, which is to the best knowledge of the Directors is an Independent Third Party and is principally engaged in investment holding
"%"	per cent.

Note:

For the purpose of this announcement, translation of RMB into HK$ are made for illustration purposes only at the exchange rate of RMB1.00 to HK$1.04.

No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or at any other rates at all.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 3 December 2007

As at the date of this announcement, the Board comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTIFICATION
CONNECTED TRANSACTIONS
CAPITAL CONTRIBUTION
AND
FORMATION OF A NEW JOINT VENTURE COMPANY

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of C.P. Pokphand Co. Ltd. at http://www.cpp.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

This announcement is available for inspection to the public at no charge at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong from 9:00 a.m. to 12:45 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays, from today until 3 January, 2008. Copy of the announcement will be provided upon request at no charge.

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 3 December, 2007

END